FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2005

Goldcorp Inc. (Translation of registrant's name into English)
Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Suite 1560 - 200 Burrard St. Vancouver, BC, V6C 3L6 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange:GG

GOLDCORP WINS
“THE JAKE MACDONALD MINE RECLAMATION AWARD”

Vancouver, British Columbia: September 26, 2005 - Goldcorp Inc. (TSX: G; NYSE: GG) is pleased to announce that it has received “The Jake MacDonald Mine Reclamation Award” for its reclamation of the Golden Bear Mine located in northern British Columbia.

This award is presented annually for “outstanding achievement in British Columbia” from the Technical and Research Committee on Reclamation (TRCR). It was presented by the Right Honourable Bill Bennett, Minister of State for Mining.

The TRCR originated in the early 1970’s, in response to a demonstrated need in British Columbia for greater government-industry communications in the area of environmental protection and reclamation associated with mining.

Goldcorp is the world’s lowest cost and fastest growing million ounce gold producer. Gold production in 2005 is expected to exceed 1.1 million ounces at a cash cost of less than US$60 per ounce. By 2007, gold production is projected to increase by 40% to over 1.6 million ounces. Goldcorp has a strong balance sheet and no hedging.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
1560-200 Burrard Street, Vancouver, BC, V6C 3L6
Telephone: 604-696-3011, Fax: (604) 696-3001
Email: info@goldcorp.com, Website: www.goldcorp.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: September 26, 2005
Name: Anna M. Tudela
Title: Assistant Corporate Secretary and Manager, Legal